25003185

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-47006

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Univest Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

75 Rockefeller Plaza - Suite 1838
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Xinyue Fan	212-343-8888	xyfan@univest.us
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ferrara CPA
(Name – if individual, state last, first, and middle name)

100 Horizon Center Blvd	Hamilton	NJ	08691
(Address)	(City)	(State)	(Zip Code)

02/23/2010	7259
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Xinyue Fan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Univest Securities, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Xinyue Fan

Title: CFO

Notary Public

RODWICK E GEORGE
Notary Public - State of New York
NO. 01GE6245759
Qualified in Queens County
My Commission Expires Aug 1, 2027

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Univest Securities, LLC
(SEC I.D. No. 8-47006)

Report Pursuant to Rule 17a-5 of

The Securities and Exchange Commission

Financial Statements and Supplemental Schedules

As of and for the Year Ended December 31, 2024

(Including Report of Independent Registered Public Accounting Firm)

Ferrara CPA
Certified Public Accountant
100 Horizon Center Blvd
Hamilton, NJ 08691
Tel: 609-865-5391

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Members'
Univest Securities, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Univest Securities, LLC as of December 31, 2024, and the related statements of income, changes in liabilities subordinated to claims of creditors, changes in members' equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the "financial statements"). In my opinion, the financial statements present fairly, in all material respects, the financial position of Univest Securities, LLC as of December 31, 2024 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Univest Securities, LLC's management. My responsibility is to express an opinion on Univest Securities, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Univest Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* has been subjected to audit procedures performed in conjunction with the audit of Univest Securities, LLC's financial statements.

The supplemental information is the responsibility of Univest Securities, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ferrara CPA

I have served as Univest Securities, LLC's auditor since 2024.

Ferrara CPA
Hamilton, New Jersey
April 7, 2025

UNIVEST SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2024

ASSETS

Current Assets	
Cash and cash equivalents	$ 4,002,977
Deposit with Clearing brokers	460,939
Marketable Securities, at fair value	234,786
Total Current Assets	4,698,702
Property and Equipment	
Automobile	563,064
Furniture & fixtures	42,509
	605,573
Less: Accumulated depreciation	(333,423)
	272,150
Other Assets	
Operating lease right-of-use asset	390,289
Artwork	480,000
Security deposit	106,080
Due from member	260,000
Other security, at cost	400
Total Assets	$ 6,207,621

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities	
Commission payable	$ 1,503,978
Operating lease liability	379,409
Payable to clearing broker	84,066
Investment banking payable	1,232,853
Subordinated debt	500,000
Total Current Liabilities	3,700,306
Total Liabilities	3,700,306
Commitments and Contingencies (Note 7)	
Members' Equity	2,507,315
Total Liabilities and Members' Equity	$ 6,207,621

See accompanying notes.

UNIVEST SECURITIES, LLC

STATEMENT OF INCOME

Year Ended December 31, 2024

REVENUES	
Commissions	$ 1,690,964
Placement agent fee	4,953,806
Investment banking fee	1,395,090
Private placements	873,880
Selling concession	94,494
IPO selling commmission	79,472
Net trading gain	39,205
Mutual fund income	21,587
Annuity income	2,029
Other income	16,265
Interest income	63,540
Total revenues	9,230,332
EXPENSES	
Employee compensation	2,166,842
Commissions to other brokers	2,672,573
Investment banking expense	1,080,316
Brokerage fees & related expenses	614,730
Legal and professional fees	602,057
Occupancy	379,440
Communication	331,166
Market related data	40,781
Regulatory fees	51,302
Insurance	100,739
Advertising & promotion	4,752
Travel	119,367
General & administrative	213,362
Depreciation expense	123,240
Total expenses	8,500,667
Net income	$ 729,665

See accompanying notes.

UNIVEST SECURITIES, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

Year Ended December 31, 2024

Subordinated Liabilities at January 1, 2024	$	-
Increases		500,000
Decreases		-
Subordinated Liabilities at December 31, 2024	$	500,000

See accompanying notes.

UNIVEST SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year Ended December 31, 2024

Balance at January 1, 2024	$ 4,056,577
Member distributions	(2,278,927)
Net income	729,665
Balance at December 31, 2024	$ 2,507,315

See accompanying notes.

UNIVEST SECURITIES, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	729,665
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:		
Depreciation		123,240
Non cash operating lease expense		33,097
(Increase) Decrease in Operating Assets:		
Commission receivable		38,558
Investment in securities		(180,006)
Deposit with clearing brokers		473,410
Operating lease right-of-use asset		413,572
Loan receivable		(246,000)
Increase (Decrease) in Operating Liabilities:		
Accounts payable, accrued expenses		(1,213,460)
Investment banking payable		1,232,853
Commissions payable		927,260
Operating lease liability		(458,452)
Payable to clearing broker		84,066
Net cash provided by operating activities		1,957,803
CASH FLOWS FROM FINANCING ACTIVITIES		
Subordinated debt		500,000
Distributions to members		(2,278,927)
Net cash used in financing activities		(1,778,927)
Increase in cash and cash equivalents		178,876
Cash and cash equivalents at Beginning of Year		3,824,101
Cash and cash equivalents at End of Year	$	4,002,977
Supplemental Disclosures		
Cash paid for income taxes	$	-
Cash paid for interest		11

See accompanying notes.

UNIVEST SECURITIES, LLC
Notes to Financial Statements
Year Ended December 31, 2024

1 Organization and Nature of Business

Univest Securities, LLC (the Company) was organized in the State of New York in November, 1993 and elected to be treated as a limited liability company on January 15, 2015. The Company is an introducing broker-dealer and does not hold or maintain customer funds or securities or provide clearing services for other broker-dealer(s). The Company is registered with the SEC and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

2 Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements.

(d) Commission Receivable

Commissions receivable (if any), presented in the accompanying Statement of Financial Condition, are recorded net of an allowance for credit losses, if applicable. The allowance for credit losses (if any) is based on the Company's expectation of the collectability of fees receivable utilizing the current expected credit loss framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Generally, the Company's expectation is that the credit risk associated with commissions receivables is not significant until they are 90 days past due on the contractual arrangement. Management does not believe that an allowance is required as of December 31, 2024.

At December 31, 2024 commissions receivable was $0.

(e) Property and Equipment

Property and equipment are stated at cost. The Company expenses costs under $10,000. Expenses for maintenance and repairs are charged to expenses as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of assets of four years for furniture and five years for automobiles.

Works of Art are stated at cost and are not being depreciated as it is not expected to decrease in value. Costs of acquisition have been expensed.

(f) Revenue Recognition

The Company earns commissions from executing and clearing customer transactions in stock and options markets. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment banking, revenue represents income earned in connection with services related to private placement, selling and advisory activities. Fees are recorded in accordance with Topic 606 when all performance obligations have been satisfied in the period when the transaction is completed or closes.

During the year ended December 31, 2024 approximately 38% of the Company's investment banking revenue was from two clients.

(g) Income Taxes

The Company, with the consent of its members, has elected under the Internal Revenue Code to be treated as an limited liability company. In lieu of corporation income taxes, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to each shareholder are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the shareholders could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions of the Company's may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the members' capital accounts reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

(g) Income Taxes - continued

Management has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements at December 31, 2024 and there are no open tax years prior to 2021. In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2024.

(h) Advertising and Promotion

Advertising and promotion costs of $4,752 are expensed as incurred.

(i) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(j) Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of April 7, 2025 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

(k) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.

Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security.

(k) Fair Value Hierarchy - *continued*

To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair vale is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 6 Fair Value & Note 8 Financial Instruments".

3 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2024, the Company had net capital of $1,842,587 which was $1,629,233 in excess of its required minimum net capital of $213,354. The Company's net capital ratio was 1.7369 to 1.

4 Leasing Activities

The Company conducts its operations from facilities that are leased for $35,360 per month through January 2026 under a non-cancellable sub-lease in New York, NY. There is no option to extend the lease beyond the expiration date. The Organization elected to use the risk-free rate of return as the discount rate for its leases, unless an interest rate is implicit in the lease agreement. The discount rate used was 5%, which is the risk-free rate of return at the renewal of this lease.

The related asset and liability are identified as operating lease right-of-use assets and operating lease liabilities in the accompanying financial statements. Rent expense for the year ended December 31, 2024 was $379,440.

The maturities of lease liabilities as of December 31, 2024 were as follows:

Year ending December 31

2025	$424,320
2026	35,360
Total lease payments	459,680
Less interest	(9,551)
Present value of lease payments	$450,129

5 Credit Risk and Concentrations

The Company maintains its operating cash in a bank deposit account with financial institutions in amounts which, at times, may exceed federally insured limits. The Federal Deposit insurance Corporation insures the Company's bank account up to $250,000. At December 31, 2024 the Company had an uninsured balance of $3,752,977 at one financial institution.

5 Credit Risk and Concentrations - *continued*

The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk.

A significant amount of the Company's revenues are derived from commissions on securities transactions and investment banking fees.

6 Fair Value

Cash and cash equivalents, accounts receivable, other assets, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

	Level 1	*Level 3*
Assets		
Cash and cash equivalents	$ 4,002,977	
Investments in marketable securities	234,786	
Stock Warrants, at cost		400
	$ 4,237,763	$ 400
Liabilities		
Accounts payable and accrued expenses	$ (3,200,306)	

7 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2024 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (except as disclosed in Note 4 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2024 or during the year then ended.

8 Financial Instruments

Investments are presented in the financial statements at fair value and are considered a *Level 1* input due to the fact that there are quoted prices for identical items in an active, visible and liquid market that the Company has the ability to access at the measurement date (see Note 2 above). The Company uses actual cost paid to determine the cost basis of shares of equity securities and options held.

9 Off-Balance-Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing organization on a fully disclosed basis. Therefore, all customer money balances and long and short positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing agreement, the Company has agreed to indemnify the clearing organization for losses, if any, which the clearing organization may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing organization monitor collateral on the securities transactions introduced by the Company. In addition, the receivable from the clearing organization is pursuant to this clearing agreement and includes a clearing deposit required by the clearing broker.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

10 Due From Clearing Brokers

Due from clearing brokers consists of a cash deposit held with two clearing brokers, and therefore is subject to the credit risk of that financial institution. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances.

11 Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, providing investment banking services and executing transactions in stocks and option markets, all within one line of business. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

12 Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2024 the Company had implemented such policies and procedures.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2024

UNIVEST SECURITIES, LLC
COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2024
Schedule I

NET CAPITAL

Member equity	$ 2,507,315
Subordinated debt	500,000
Total Credits	3,007,315

Debits

Non allowable assets - other assets	(1,118,630)
Other deductions	(10,880)
Haircuts - Options	0
- other securities	(35,218)
Total Debits	(1,164,728)
NET CAPITAL	$ 1,842,587

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness	$ 213,354
Minimum capital requirement	213,354
Net capital in excess of requirements	$ 1,629,233

Ratio of Aggregate Indebtedness to Net Capital	1.7369 to 1

Reconciliation with Company's Computation (included in
Part II of Form X-17A-5 as of December 31, 2024)
As Amended
Reconciliation pursuant to Rule 17a-5(d) (4) of the Audited Computations
of Net Capital pursuant to Rule 15c 3-1

Net Capital, as reported in Company's Part II unaudited Focus Report	$ 1,842,587
Net Capital, per above	1,842,587
Difference	$ -

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company's FOCUS Report as of December 31, 2024.

Univest Securities, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

Schedule II

YEAR ENDED December 31, 2024

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Univest Securities, LLC in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

Univest Securities, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2024

"EXEMPT UNDER 15c3-3 (k)(2)(ii)

Schedule III

Pursuant to rule 15c 3-3 relating to possession or control requirements, Univest Securities, LLC has not engaged in the clearing of any securities and did not hold customer funds or securities during the year ended December 31, 2024 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3.

Ferrara CPA
Certified Public Accountant
100 Horizon Center Blvd
Hamilton, NJ 08691

Tel: 609-865-5391

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Members
Univest Securities, LLC

I have reviewed management's statements, included in the accompanying Exemption Report, in which (1)Univest Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Univest Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(ii) and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, (the "exemption provisions") and (2) Univest Securities, LLC stated that Univest Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Univest Securities, LLC management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Univest Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and Footnote 74 of the SEC Release No. 34-70073 of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ferrara CPA

Ferrara CPA
Hamilton Square, New Jersey
April 7, 2025

Univest Securities, LLC

Exemption Statement pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2024

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

Univest Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 5240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 5240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is designated by its FINRA membership agreement to operate under the exemptive provisions of paragraph **(k)(2)(ii)** of SEC Rule 15c3-3.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal period without exception.

(3) The Company is also exempt from the provisions of Rule 15c3-3 because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17C.F.R. § 240.17a-5 are limited to: (1) receiving transaction-based compensation from commissions, advisory services, underwriting and the sale of insurance products and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Univest Securities, LLC

I, Xinyue Fan, swear (or affirm) that, to my best knowledge and belief, this Exemption Statement is true and correct.

By:

Xinyue Fan

Xinyue Fan

Title: CFO